March 18, 2014

VIA EDGAR

Re:	Green Field Energy Services, Inc.

Rule 477 Application for Withdrawal

Registration Statement on Form S-4 Filed May 11, 2012 (File No. 333-181366)

Registration Statement on Form S-1 Filed June 13, 2012 (File No. 333-182107)

SECURITIES AND EXCHANGE COMMISSION

Attn: Filing Desk

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Green Field Energy Services, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-4 (File No. 333-181366) (the “Form S-4”) and its Registration Statement on Form S-1 (File No. 333-182-107) (the “Form S-1,” and together with the Form S-4, the “Registration Statements”), together with all exhibits to the Registration Statements, pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Registrant is requesting withdrawal of the Registration Statements in connection with the filings by the Registrant and certain of its subsidiaries of voluntary Chapter 11 petitions under the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The Registrant has determined not to proceed with the registration of its 13% Senior Secured Notes due 2016, and related guarantees, and its common stock at this time. No securities have been offered or sold under the Registration Statements.

If you have any questions regarding the foregoing application for withdrawal, please contact Earl J. Blackwell, Chief Financial Officer, 4023 Ambassador Caffery Parkway, Suite 200, Lafayette, Louisiana 70503, telephone number (337) 706-1700.

Very truly yours,

Green Field Energy Services, Inc.

By:	/s/ Earl J. Blackwell
	Name:	Earl J. Blackwell
	Title:	Chief Financial Officer